Exhibit 7.1
AMG Investments, LLC
8500 Station Street, Suite 113
Mentor, Ohio 44060
Phone: 440-951-1111
Fax: 440-255-8645
December 7, 2007
Via Facsimile and Certified U.S. Mail
Sharon L. Churchill
Chief Financial Officer
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
Re: LNB’s Adoption of SFAS No. 159
Dear Ms. Churchill,
As the largest shareholder in LNB Bancorp, we have a significant stake in making sure we understand the accounting policies and procedures adopted by LNB. In reviewing LNB’s filings with the Securities and Exchange Commission, we noted that in its Form 10-Q for the quarter ended March 31, 2007, LNB reported that it had elected to adopt Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement 159). We are uncertain of the disclosures made by LNB related to Statement 159 and would appreciate further explanation from LNB regarding its adoption of the statement.
By way of background, we thought we should clarify what our understanding is of Statement 159, as well as our impressions of what LNB did in its adoption of the new accounting standard. As we are sure you are aware, Statement 159 allows companies to choose to measure many financial instruments at fair value. The Financial Accounting Standards Board promulgated Statement 159 in February 2007 to “improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.” Statement 159 is effective for fiscal years beginning after November 15, 2007. However, companies may adopt Statement 159 for an earlier fiscal year, as LNB did in the first quarter of 2007, if certain conditions are met.
Upon adoption of Statement 159, the effect of the remeasurement of instruments to fair value is reported as a cumulative-effect adjustment to the opening balance of retained earnings — with no effect on net income. Therefore, there is a risk that some companies might adopt Statement 159 in order to avoid recognizing losses that otherwise would be reflected in net income. To address this risk the Center for Audit Quality (CAQ) issued an alert to its members in April 2007. The CAQ indicated that if a company’s reasons for adopting Statement 159 were not substantive then the adoption would not be considered a proper application of the statement and would not be in accordance with GAAP. The CAQ advised auditors to “exercise appropriate professional skepticism and be alert for circumstances in which an entity proposes to adopt [Statement] 159 in a manner that is contrary to the principles and objectives outlined in the standard.” The CAQ noted, for example, a company’s adoption of Statement 159 for certain underwater available-for-sale and held to maturity investment securities but not newly-purchased investment securities might well be improper. The CAQ concluded that if a company determines to adopt Statement 159 early and unrealized losses are being recorded to retained earnings, the company “should provide clear and transparent disclosure of the reasons for electing the fair value option for specific eligible items and for not electing the fair value option for other eligible items within a group of similar items, including a discussion of any accounting motivations of such elections.” (Emphasis added.)
According to disclosure contained in its first quarter Form 10-Q, LNB selected the fair value measurement option for approximately a third of its available-for-sale investment securities, consisting of substantially all of the bank’s seven-year balloon and fifteen-year mortgage-backed securities. This resulted in a one-time charge to retained earnings of $1.2 million as of January 1, 2007, but had no impact on net income. In other words, it appears that LNB avoided reporting a $1.2 million loss in the first quarter by virtue of the adoption of Statement 159.
LNB’s disclosure in its Form 10-Q for the third quarter indicates that while the adjustment of $1.2 million under Statement 159 is permanent, there was no “material impact to shareholders’ equity because [LNB] had already recorded the market value adjustment in ‘accumulated other comprehensive loss’ at December 31, 2006.” Meaning, as we understand is necessary for such accounting treatment, that just weeks before the first quarter was completed, LNB determined for its year end 2006 audit to record the losses on the applicable mortgage-backed securities as “accumulated other comprehensive loss” as they were deemed temporary, not related to credit impairment and management represented it had the intent and the ability to hold the securities until full recovery. Nevertheless, only weeks later LNB adopted Statement 159.
Then, during the first quarter, it appears LNB reclassified these available-for-sale mortgage-backed securities to trading securities, allowing LNB to report a gain in earnings of $473,000 for the first quarter on the same securities that the company had just written-down. LNB admitted in a press release and the Form 10-Q for the first quarter that the increase in net income for the first quarter was primarily the result of recording gains on these securities. In fact, had the $473,000 not been reported in income, net income in the first quarter of 2007 would have been less, and substantially less than the first quarter of 2006, as LNB reported net income of $1.535 million, including the $473,000 gain, in 2007 compared to $1.448 million in 2006.
The impact of the adoption of Statement 159 on LNB’s second and third quarters of 2007 is also unclear from LNB’s filings. LNB indicated in its first quarter Form 10-Q that LNB anticipated restructuring Morgan Bank’s investment portfolio in connection with the acquisition of Morgan Bank, which subsequently occurred in May 2007. Through the adoption of Statement 159 was LNB able to sell underwater mortgage-backed securities on its and Morgan Bank’s balance sheet, reinvest the proceeds in higher yielding securities and improve second and third quarter net interest margins, all while achieving a balance sheet restructuring without any negative impact on earnings?
As we are also sure you are aware, a number of financial institutions, including Boardwalk Bancorp, Inc., Colonial BancGroup, Inc. and First United Corp., that early adopted Standard 159 have since rescinded their adoption. Given the risks that early adoption of Statement 159 may entail, we request that LNB’s audit committee review the propriety of the statement’s adoption by LNB and consider whether any change is required. Assuming LNB’s adoption of Statement 159 was appropriate, we feel for the sake of clear and transparent disclosure LNB should address the following in disclosure made available to all shareholders through SEC filings or otherwise:
•	The reasons for selecting the fair value option for certain securities and not other eligible securities and whether LNB intends to measure these selected securities at fair value with changes reported in earnings on a going-forward basis;
•	If management has sold or intends to sell securities for which the fair value option has been elected, provide information regarding the use of proceeds;
•	The impact of the adoption of Statement 159 on earnings following the first quarter of 2007, including if the proceeds of the sale of the applicable securities were used to purchase other securities, which may have been higher yielding securities;
•	The impact of early adoption of Statement 159 on LNB’s performance and ability to meet analyst’s expectations, LNB’s ability to meet regulatory or contractual requirements, and on management’s incentive compensation, including 2007 bonuses;
•	Any differences between LNB’s tax and accounting treatment of the effect of the adoption of Standard 159; and
•	Provide any other material information that would be meaningful to shareholders in assessing the effect of adopting Statement 159 early.
We recognize the complexities involved in the thorough consideration of new accounting policies and procedures and, on behalf of the shareholders of LNB, we thank you in advance for your careful consideration of this matter. Please feel free to contact us if you have any questions regarding our concerns or if we can otherwise be of any assistance.
Respectfully Submitted,
AMG Investments, LLC
/s/ Richard M. Osborne
/s/ Steven A. Calabrese
By Richard M. Osborne and Steven A. Calabrese, Co-Managers